January 6, 2025

Via Edgar Transmission

Mr. Alan Campbell / Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Registration Statement on Form F-1 Filed on December 6, 2024 File No. 333-283643

Dear SEC Officers:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated December 20, 2024 on the Company’s Registration Statement filed on December 6, 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-1

Capitalization, page 52

1.	Please revise to include the company’s indebtedness as part of your Capitalization table consistent with Item 3B of Form 20-F.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 52 of the Registration Statement.

Exhibits

2.	The consent of your independent registered public accounting firm included as Exhibit 23.1 refers to Amendment No. 10. Please update accordingly.

Response: In response to the Staff’s comment, we have filed an updated consent from the independent registered public accounting firm as Exhibit 23.1.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +1 310 7285129 or via email at lvenick@loeb.com.

Very truly yours

By:	/s/ Lawrence Venick
Lawrence Venick
Partner

cc:

David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited

Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited

Michael J. Blankenship, Esq., Winston & Strawn LLP